UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

schedule 13d

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Caesars Entertainment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

Hamlet Holdings LLC c/o Apollo Management, L.P. 9 West 57th St., 41st Floor New York, New York 10019 Attn: John J. Suydam	Hamlet Holdings LLC c/o TPG Capital, L.P. 301 Commerce St., Suite 3300 Ft. Worth, Texas 76102 Attn: General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1.	NAME OF REPORTING PERSONS.

Hamlet Holdings LLC

I.R.S. Identification Nos. of above persons (entities only):

20-8359623
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a.) ☐ (b.) ☐
3. SEC USE ONLY
4. SOURCE OF FUNDS (See Instructions)
OO
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7. SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	146,352,890 shares of common stock, par value $0.01 per share
8. SHARED VOTING POWER

0 Shares
9. SOLE DISPOSITIVE POWER

146,352,890 shares of common stock, par value $0.01 per share
10. SHARED DISPOSITIVE POWER
0 Shares
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
146,352,890 shares of common stock, par value $0.01 per share
12. CHECK IF THE AGGREGATE AMOUNT REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.8%[1]
14. TYPE OF REPORTING PERSON (See Instructions)
OO

1The calculation assumes that there are 703,452,351 shares of Common Stock outstanding as of October 6, 2017, which is based on information provided to the Reporting Person by the Company.

This Amendment No. 4 to Schedule 13D (this “Amendment”) supplements and amends the Statement on Schedule 13D filed on February 7, 2008 by Hamlet Holdings LLC (“Holdings”) (the “Original Schedule 13D”), as supplemented and amended by Amendment No. 1 to Schedule 13D filed by Holdings on November 24, 2010 (“Amendment No. 1”), which Original Schedule 13D and Amendment No. 1 were amended and restated in their entirety by Amendment No. 2 to Schedule 13D filed by Holdings on February 14, 2012 (the “Amended and Rested Schedule 13D”), as supplemented and amended by Amendment No. 3 to Schedule 13D filed by Holdings on July 11, 2016 (together with the Original Schedule 13D and Amendment No. 1, as amended and restated by the Amended and Restated Schedule 13D, and as amended by Amendment No. 3 and this Amendment, the “Schedule 13D”).

Except as specifically provided herein, this Amendment supplements, but does not modify any of the disclosure previously reported in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference to all other items, as applicable. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 2 is hereby amended by replacing the first sentence of the second paragraph in its entirety with the following:

The members of Holdings include: Leon Black, Joshua Harris and Marc Rowan (collectively, the “Apollo Members”) and David Bonderman and James Coulter (collectively, the “TPG Members” and, together with the Apollo Members, the “Members”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by inserting the following:

The closing of the A&R Merger Agreement occurred on October 6, 2017. At the closing, the Sponsor Entities received an aggregate of 146,352,890 shares of Common Stock in exchange for an aggregate of 90,063,316 shares of Class A common stock, par value $0.001 per share, of CAC.

Immediately following the closing of the Merger on October 6, 2017, pursuant to a Contribution Agreement dated as of October 6, 2017 (the “Contribution Agreement”), by and between Holdings and the Company, Holdings contributed a total of 87,605,299 shares of Common Stock which represented all of the shares of Common Stock that were held by the Sponsor Entities immediately prior to the closing of the Merger, to the Company for cancellation (the “Contribution”).

Effective upon the closing of the Merger, pursuant to the Amended and Restated Irrevocable Proxy dated as of October 6, 2017 (the “2017 Proxy”), each of the Sponsor Entities granted Holdings a proxy in respect of all of the shares Common Stock that would be held by the Sponsor Entity following the closing of the Merger and the Contribution (the “Subject Shares”). Pursuant to the 2017 Proxy, which amended and restated the Irrevocable Proxy in its entirety, each of the Sponsor Entities constituted and appointed Holdings, with full power of substitution, its true and lawful proxy and attorney-in-fact to: (i) vote the Subject Shares held by that Sponsor Entity at any meeting (and any adjournment or postponement thereof) of the Company’s stockholders, and in connection with any written consent of the Company’s stockholders, and (ii) direct and effect the sale, transfer or other disposition of all or any part of the Subject Shares held by that Sponsor Entity, as and when so determined in the sole discretion of Holdings, subject to certain exceptions. All or a portion of the Subject Shares, as the case may be, held by a Sponsor Entity, will be released from and no longer be subject to the 2017 Proxy upon the earlier of (i) the sale, transfer or other disposition by Holdings of such Subject Shares, or the sale, transfer or other disposition of such Subject Shares by a Sponsor Entity pursuant to tag-along rights agreed to among the Sponsor Entities under the 2017 Proxy whereby the Sponsor Entities could participate on a pro rata basis in the case of a sale of Subject Shares by a Sponsor Entity to a third party that is not affiliated with any of the Sponsor Entities, or (ii) with respect to all of the Subject Shares held by a Sponsor Entity, the delivery by a Sponsor Entity to the other Sponsor Entities of a written notice of the Sponsor Entity’s intent to terminate the proxy and release the Subject Shares from the transfer restrictions granted under the 2017 Proxy. Transfers among the Sponsor Entities and from a Sponsor Entity to an affiliate that signs a joinder to the 2017 Proxy are permitted, but all Subject Shares transferred in any such permitted transaction will remain subject to the 2017 Proxy until released as described above. Holdings’ acquisition of beneficial ownership pursuant to the 2017 Proxy of the 146,352,890 shares of Common Stock held in the aggregate by the Sponsor Entities following the closing of the Merger and the Contribution, did not involve the payment of any cash consideration to, by or on behalf of Holdings.

The references to and descriptions of the A&R Merger Agreement, the Contribution Agreement and the 2017 Proxy set forth above in this Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of each of the A&R Merger Agreement, the Contribution Agreement and the 2017 Proxy, which are included as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, to this Amendment and are incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by inserting the following:

Following the closing of the Merger and the Contribution, the Sponsor Entities directly hold of record an aggregate of 146,352,890 shares of Common Stock. All of the shares of the Common Stock held by the Sponsor Entities are beneficially owned by Holdings pursuant to the 2017 Proxy that grants Holdings sole voting and dispositive power with respect to such shares, subject to the rights of each of the Sponsor Entities to terminate the 2017 Proxy as to the shares held by that Sponsor Entity, and the termination of the 2017 Proxy with respect to any such shares that are sold, transferred or other disposed of by Holdings or by a Sponsor Entity in a transaction with a third party that is not affiliated with any of the Sponsor Entities. Accordingly, Holdings may be deemed to beneficially own 20.8% of the outstanding Common Stock.

The Sponsor Entities, TPG Advisors, AIF VI, the Apollo Management Entities, and Messrs. Black, Bonderman, Coulter, Harris and Rowan disclaim beneficial ownership of the shares of Common Stock included in this report and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Subparagraphs (a) through (e) of Item 5 are hereby deleted in their entirety and restated as follows:

(a)-(b) See the information contained on the cover page to this Amendment, which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by Holdings assumes that there are 703,452,351 shares of Common Stock issued and outstanding as of October 6, 2017, following the closing of the Merger and the Contribution, which figure is based on information provided to the Reporting Person by the Company.

(c) Holdings has not effected any transactions in the shares of the Common Stock in the past 60 days, except as described in this Amendment.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by inserting the following:

The information set forth in Item 3 with respect to the 2017 Proxy is incorporated herein by reference.

The references to and descriptions of the 2017 Proxy set forth above in Item 3 and incorporated herein by reference are not intended to be complete and are qualified in their entirety by reference to the full text of the 2017 Proxy, which is included as Exhibit 3 to this Amendment and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
1	Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, by and between Caesars Acquisition Company and Caesars Entertainment Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 10-K filed on July 11, 2016), as amended by the First Amendment to Amended and Restated Agreement and Plan of Merger, dated as of February 20, 2017, by and between Caesars Acquisition Company and Caesars Entertainment Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 10-K filed on February 21, 2017)
2	Contribution Agreement, dated as of October 6, 2017, by and between Hamlet Holdings, LLC and Caesars Entertainment Corporation
3	Amended and Restated Irrevocable Proxy, dated as of October 6, 2017, made and granted by Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings B, LLC and Co-Invest Hamlet Holdings, Series LLC in favor of Hamlet Holdings LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2017

By:     /s/ Laurie D. Medley

Laurie D. Medley, as attorney-in-fact, pursuant to the Power of Attorney granted to Ms. Medley as set forth in the Remarks to the Form 3 filed by Hamlet Holdings LLC on February 7, 2008, which is incorporated by reference herein